Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Nine Months Ended September 30, 2016	Three Months Ended September 30, 2016
Earnings before income taxes	$7,513	$2,757
Add (deduct):
Dividends from less than 50% owned affiliates	102	17
Fixed charges	891	295
Interest capitalized, net of amortization	—	—
Earnings available for fixed charges	$8,506	$3,069
Fixed charges:
Interest incurred	$820	$272
Portion of rent expense deemed to represent interest factor	71	23
Fixed charges	$891	$295
Ratio of earnings to fixed charges	9.5	10.4

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$9,615	$10,650	$12,542	$13,004	$12,542
Add (deduct):
Dividends from less than 50% owned affiliates	127	107	1	—	—
Fixed charges	1,232	1,284	1,216	1,115	1,042
Interest capitalized, net of amortization	(3)	1	4	2	(2)
Earnings available for fixed charges	$10,971	$12,042	$13,763	$14,121	$13,582
Fixed charges:
Interest incurred	$1,137	$1,172	$1,105	$1,009	$940
Portion of rent expense deemed to represent interest factor	95	112	111	106	102
Fixed charges	$1,232	$1,284	$1,216	$1,115	$1,042
Ratio of earnings to fixed charges	8.9	9.4	11.3	12.7	13.0